Exhibit 99.1

Brooge Energy Ltd. Applies for Permit to Start Testing and Commissioning as Final Regulatory Step

Ahead of Starting its Phase II Storage Facility Operations

Commences receipt of advance income for Phase II storage fees

NEW YORK, July 14, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, in the Port of Fujairah in the United Arab Emirates (the “UAE”), today announced that its wholly owned subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), has applied for a permit to commence testing and commissioning for its Phase II storage facility, the final step in order to secure regulatory approval to open the facility. Phase II is fully contracted, and the Company has already commenced receipt of advanced income for Phase II storage fees, which are anticipated to contribute to its revenues in the second half of 2021.

The new facility was built to the same exacting and award-winning standards as the Company’s Phase I facility. When opened, BPGIC is expected to be the second largest independent storage operator in the region with capacity of approximately one million cubic meters, or 6.3 million barrels.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “We are very pleased to have substantially completed all construction work on our Phase II storage facility and doing so under the challenging environment that the pandemic presented. We are now moving into the final stages before opening the facility. Phase II will significantly expand our storage capacity to include crude oil along with fuel oil. Additionally, the opening of this facility further strengthens our leadership position and is expected to generate significant new revenue for the Company. Oil storage is in high demand at the moment, with all the existing storage units in Fujairah at full capacity. Our strategic location, automated terminals, and comprehensive ancillary services such as blending, heating, and inter-tank transfers, make us exceedingly well-positioned to leverage this opportunity to build value for shareholders.”

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, including the expected timing for completion of Phase II and the anticipated contribution to revenues, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including the timing of obtaining regulatory approvals to open the Phase II storage facility, if received at all, as well as other risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com